URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of June, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

SUMMARY MINUTES OF SPECIAL MEETING OF PREFERRED SHAREHOLDERS HELD ON MAY 30, 2009
(a free translation from the original in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

The conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended.  The common shares of Votorantim Celulose e Papel S.A. ("VCP" or "Company") that will be issued to holders of VCP preferred shares have not yet been registered with the Securities and Exchange Commission.  Any other transactions involving offers of securities or offers to buy securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

I.            DATE, TIME AND PLACE: Held on May 30, 2009, at 09:30 a.m., at the Company's headquarters, at Alameda Santos, 1357, 8th floor, in the City of São Paulo.

II.          ATTENDANCE: (i) Shareholders representing more than half of VCP's issued and outstanding preferred shares, as demonstrated by signatures in the Shareholders' Attendance Register; (ii) and Paulo Prignolato (Chief Financial and Investor Relations Officer).

III.         CALL NOTICE: Call Notice published in the Official Gazette of the State of São Paulo and Valor Econômico newspaper on May 15, 18 and 19, 2009.

IV.         PRESIDING OFFICERS:   Luiz Leonardo Cantidiano – Chairman
    Rodrigo Piva Menegat – Secretary

V.          AGENDA: To ratify the conversion of all the Company's preferred shares into common shares, as such conversion terminates certain rights conferred upon preferred shares.

VI.         READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAFTING OF THE MINUTES: (i) The reading of the documents related to the matters to be voted at this Special Meeting of Preferred Shareholders (Assembleia Especial de Titulares de Ações Preferenciais) was waived, since they are known to the shareholders; (ii) the declarations of any votes, objections and dissidences presented shall be received, numbered and certified by the Secretary and will be filed with the Company at its headquarters, pursuant to paragraph 1 of article 130 of Law No. 6,404/76; (iii) a summarized version of these minutes, as well as its publication without signatures of shareholders, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of Law No. 6,404/76.

VII.       RESOLUTIONS: After analysis and discussion of the matters described in the Meeting's Agenda, preferred shareholders holding more than half of the Company's issued and outstanding preferred shares ratified, with a few abstentions, the conversion of all the Company's preferred shares into common shares, pursuant to the terms and conditions determined by the Company's Extraordinary Shareholders' Meeting held today.

VIII.     DOCUMENTS: The documents related to the Meeting Agenda are kept by the Company and available for shareholders' examination at its headquarters.

IX.        CLOSING: As there were no further matters to be discussed, the meeting was adjourned for the time necessary to draft these minutes, which were read, verified and approved by the preferred shareholders present, who signed it.

X.         SIGNATURES:

Luiz Leonardo Cantidiano Chairman	Rodrigo Piva Menegat Secretary

Paulo Prignolato Chief Financial and Investor Relations Officer

Shareholders

BNDES Participações S.A. BNDESPAR By Melissa Monte Stephan	Caixa de Previdência dos Funcionários do Banco do Brasil By Márcio de Oliveira Gottardo

Investors and investment funds listed on Document I, represented by Citibank NA and HSBC Corretora de Títulos e Valores S/A By Daniel Alves Ferreira	Votorantim Industrial S.A. By Eduardo Lavini Russo

Sérgio Feijão Filho By Ludmila Holtz	Joaquim José Bueno

I hereby certify that the present Summary Minutes of VCP's Special Meeting of Preferred Shareholders held on May 30, 2009 are a true and correct copy of the original filed in the Company's corporate records.

Luiz Leonardo Cantidiano Chairman	Rodrigo Piva Menegat Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: June 3, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer